Exhibit 99.1

Nova Minerals Limited Engages Whittle Consulting for Estelle Optimization

Caufield, Australia, October 2, 2024 — Nova Minerals Limited (“Nova” and the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3), a gold and critical minerals exploration stage company focused on advancing the Estelle Gold Project in Alaska, U.S.A., is pleased to announce the engagement of mine optimization experts, Whittle Consulting (“Whittle”, more on Whittle here) for optimization of its upcoming project wide economic studies and focused RPM starter mine Feasibility Study, within its over 500km2 flagship Estelle Gold Project, located in the Tintina Gold Belt in Alaska. In support of the project, Whittle have agreed to take ~18% of their consulting fees in Nova ordinary shares.

2024 RPM drill results and antimony surface sample assays expected back in the coming weeks.

Project Optimization

The advancement of the Estelle gold and critical minerals project provides significant leverage to gold and antimony at a time when both commodities are currently at record high prices. The Company has commenced its activities with Whittle for the purposes of advancing the project optimization with the primary objective being to establish the potential scope and scale of an early small-scale operation at Estelle to produce revenue from near-surface high-grade areas at minimum capital cost and time to permit. While the study will focus on the early small-scale operation, it will also dovetail with the plan for realizing the value of the complete resource across the project area in the longer term, and in particular will direct future activities for engineering, test work, and drilling whilst moving towards a Feasibility Study (“FS”) in 2025.

With an already defined multi-million ounce gold resource across 4 deposits, the Estelle Project has development optionality in terms of initial project size and scale. The FS currently underway is considering a strategy to achieve production with a scalable operation, subject to market conditions and strategic partners, by;

1.	Establishing an initial lower capex smaller scale operation at the high-grade RPM deposit for potential near term cashflow at high margins to self-fund expansion plans.

2.	Develop the higher capex larger mining operation with increased gold production, cash flow, and mine life, which is of interest to potential future large gold company strategic partners.

3.	With China announcing export restrictions on antimony, the Stibium Antimony-Gold Prospect is being advanced and investigated as an additional small scale, stand-alone, quick start up cash flow opportunity, with potential US Dept. of Defense (DoD) support.

The review so far by Whittle has indicated an opportunity for their Integrated Strategic Planning methodology to substantially improve project economics by increasing cash flows in the early years of production and optimizing life-of-mine metal production. The optimization will include identifying initial high-value pit phases, mine schedule, cut-off and stockpiling to optimize plant feed grade, variable grind-size analysis to optimize production throughput versus recovery, project staging and scaling options, and inclusion of mineral resources from recent drilling. Carbon modelling and reduction options will also be considered.

Whittle Consulting is comprised of a group of highly experienced industry experts, who have strong technical backgrounds in a range of disciplines including geology, mining engineering, metallurgy, research, mathematics and computing, finance, operational, financial modeling and analysis and a thorough appreciation of practical, organizational, and contextual reality. Whittle Consulting is comfortable with complexity, not being bound by conventional thinking, and by being willing to challenge existing paradigms and conventional wisdom which can conceal the real potential of mining businesses.

Whittle Consulting has demonstrated significant improvements in estimated economics for over 180 mining projects/operations worldwide with their “Whittle Integrated Strategic Planning” approach, even when several conventional optimization approaches have already been applied. Spanish Mountain, Cardinal Resources, Gold Fields, Asanko, Amarillo, Rainy River, Newcrest Lihir, Iamgold Rosebel, Condor Gold, and others are included in the list of gold open pit mining companies Whittle Consulting has worked with.

While results from this optimization study are expected in late 2024, Nova is targeting to publish an optimized economic study and Feasibility Study, to both Australian JORC and US S-K 1300 standards, which is to be jointly prepared by RoughStock Mining, Mets Engineering, and Whittle Consulting, in 2025.

Partial Payment in Shares

Subject to shareholder approval at the upcoming Annual General Meeting, Whittle has agreed to take US$50,000 of their consulting fee in Nova ordinary shares, with settlement to be based on a 5-day VWAP on 30 November 2024.

Nova Minerals CEO, Mr Christopher Gerteisen commented: “Nova consists of a small team working on the very large Estelle Project and I am pleased with what we have been able to accomplish to date. Now is the time take the next step by engaging high caliber consultants like Whittle Consulting to accelerate the FS which will be initially focused on RPM as a scale-able low capex/high margin project with future expansion plans achieved through cashflow as soon as possible. We believe completion of a FS will put us in a position to submit our permit applications, a major step in the path to project development. In parallel, we are also focused on the commercial aspects including financing and/or strategic partners which early discussions indicate may yield significant reductions in capital and operating costs. We look forward to updating on these fronts as we continue to progress.

Estelle is a major mineralized trend, hosting gold, antimony, silver, copper, and other critical elements and we are working to begin production as early as possible and operate for decades supplying the minerals the world needs.

In addition, we are very aware of the value of a domestically sourced critical mineral antimony, and we are looking at these discoveries from many angles with multiple parties to potentially establish and fully secure the US supply chain. We are excited to keep you updated on this as the year progresses.

To date, we have achieved our goals and are on a path to commercial production while minimizing dilution to our existing shareholders. We will keep our shareholders updated as relevant studies are ongoing and completed.”

Whittle Consulting CEO, Mr Gerald Whittle commented: “We like Nova Mineral’s open minded approach and agility. The Estelle project presents near surface high-grade ore which lends itself to a highly profitable small-scale selective-mining approach to get into production and cash flow early, to contribute to a large expansion later to exploit the full potential of the ore body.”

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations presentations and videos all available on the Company’s website.

www.novaminerals.com.au

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” contained in our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law..

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196